FORM 4

          OMB APPROVAL

OMB Number     3235-0287
Expires:     September 30, 1998
Estimated average burden
hours per response ....0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Response)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s)

Conrad Conrad A.	The Dial Corporation (DL)	to Issuer (Check all applicable)

_____ Director ____ 10% Owner

(Last) (First) (Middle)		X Officer (give title below)
15501 North Dial Boulevard Suite 2212	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####	_____ Other (specify below) Executive Vice President & Chief Financial Officer

(Street)
	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Scottsdale AZ 85260-1619	8/2002	(Check applicable line)
X Form Filed by One Reporting Person

(City) (State) (Zip)		____ Form Filed by More than One Reporting Person
United States	5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

				4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

					(A)
					or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

The Dial Corporation Common Stock	8/9/2002	M		40,000.00	A	10.09375

The Dial Corporation Common Stock	8/9/2002	S		40,000.00	D	20.1486

The Dial Corporation Common Stock	8/12/2002	M		10,000.00	A	10.09375

The Dial Corporation Common Stock (401(K) Stock Holdings)		I	V	494.17	A

The Dial Corporation Common Stock (Employee Stock Purchase Plan)		I	V	777.78	A

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

D

12,000.00	D

553.18 (1)	I	By 401(k) Savings Plan

777.78 (2)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (7-96)

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

					5. Number of
					Derivative
					Securities
					Acquired (A) or
			4. Transaction		Disposed of (D)
			Code		(Instr. 3, 4
	2. Conversion or		(Instr. 8)		and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

Options — Right To Buy	13.9650

Options — Right To Buy	13.4689

Options — Right To Buy	10.09375	8/9/2002	M			40,000.00

Options — Right To Buy	10.09375	8/12/2002	M			10,000.00

Phantom Stock Units	1-for-1		A	V	3,890.25

Phantom Stock Units	1-for-1		A	V	972.56

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

(3)	08/31/2003	The Dial Corporation Common Stock

(4)	01/25/2011	The Dial Corporation Common Stock

	02/28/2003	The Dial Corporation Common Stock	40,000.00	10.09375

	02/28/2009	The Dial Corporation Common Stock	10,000.00	10.09375

(5)		The Dial Corporation Common Stock	3,890.25

(6)		The Dial Corporation Common Stock	972.56

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Month	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

50,000.00	D

90,000.00	D

D

0.00	D

17,474.51	D

4,368.63	D

Explanation of Responses:

1. Between January 1 and August 12, 2002, the reporting person acquired 494.17 shares of The Dial Corporation Common Stock under The Dial Corporation 401(k) Savings Plan.
2. Between January 1 and August 12, 2002, the reporting person acquired 777.78 shares of The Dial Corporation Common Stock under The Dial Corporation Employee Stock Purchase Plan.
3. Granted pursuant to the 1996 Stock Incentive Plan. The options shall vest on August 31, 2001. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the change in control price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.
4. Granted pursuant to the 1996 Stock Incentive Plan; 1/3 of the options vest on the first anniversary of the grant date; 1/3 after the second anniversary of the grant date; and the final 1/3 after the third anniversary of the grant date. All options vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.
5. Between January 1 and August 9, 2002, the reporting person acquired 3,890.25 phantom stock units at prices ranging from $14.88 to $21.83 as a result of salary deferral and dividend payments paid under the Corporation’s Management Deferred Compensation Plan.

/s/ Conrad A. Conrad	8/14/02
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)

FORM 4

          OMB APPROVAL

OMB Number     3235-0287
Expires:     September 30, 1998
Estimated average burden
hours per response ....0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s)

Conrad Conrad A.	The Dial Corporation (DL)	to Issuer (Check all applicable)

_____ Director ____ 10% Owner

(Last) (First) (Middle)		X Officer (give title below)
15501 North Dial Boulevard Suite 2212	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####	_____ Other (specify below) Executive Vice President & Chief Financial Officer

(Street)
	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Scottsdale AZ 85260-1619	8/2002	(Check applicable line)
X Form Filed by One Reporting Person

(City) (State) (Zip		____ Form Filed by More than One Reporting Person
United States	5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

(A)
or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1474 (7-96)

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

5. Number of
Derivative
Securities
Acquired (A) or
			4. Transaction		Disposed of (D)
			Code		(Instr. 3, 4
	2. Conversion or		(Instr. 8)		and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Month	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

Explanation of Responses:
6. Between January 1 and August 9, 2002, the reporting person acquired 972.56 discount phantom stock units at prices ranging from $14.88 to $21.93 as a result of salary deferral and dividend payments paid under the Corporation's Management Deferred Compensation Plan, but which vest at the end of the second plan year following the plan year in which such units were acquired.

/s/ Conrad A. Conrad	8/14/02
** Signature of Reporting Person	Date

      ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)